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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        DUFF & PHELPS CREDIT RATING CO.

                           (Name of Subject Company)

                        DUFF & PHELPS CREDIT RATING CO.

                     (Names of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   26432F109

                     (Cusip Number of Class of Securities)

                            ------------------------

                                PAUL J. MCCARTHY
                                  CHAIRMAN AND
                            CHIEF EXECUTIVE OFFICER
                                17 STATE STREET
                                  12(TH) FLOOR
                            NEW YORK, NEW YORK 10004

                                 (212) 908-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                           KURT W. FLORIAN, JR., ESQ.
                              KATTEN MUCHIN ZAVIS
                             525 WEST MONROE STREET
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    Duff & Phelps Credit Rating Co., an Illinois corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 55 East Monroe Street, Chicago, Illinois 60603. The telephone number of the principal executive offices of the Company is (312) 368-3100. The title of the class of equity securities to which this Statement relates is the common stock, no par value (the "Common Stock"), of the Company. As of March 3, 2000, there were 4,644,121 shares of Common Stock outstanding. References herein to the "Shares" mean shares of the Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above, and incorporated herein by reference.

    (b) This Statement relates to a tender offer by FSA Acquisition Corp., a Delaware corporation ("Purchaser"), which is an indirect wholly owned subsidiary of Fimalac, S.A., a French SOCIETE ANONYME ("Parent"), to purchase all of the outstanding Shares at a purchase price of $100.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule TO, dated March 15, 2000 (the "Schedule TO"), as filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC"). The Schedule TO indicates that the principal offices of Parent are located at 97, rue de Lille, 75007 Paris, France and that the principal offices of Purchaser are located at One State Street Plaza, New York, New York 10004.

    The Offer is being made pursuant to an Agreement and Plan of Merger among Purchaser, Parent, Fimalac, Inc., a Delaware corporation ("Parent-U.S."), and the Company, dated as of March 6, 2000 (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit (e)(3) to this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") filed with the SEC by the Company and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, and in accordance with the Illinois Business Corporation Act of 1983, as amended (the "Illinois law"), and the Delaware General Corporation Law (the "Delaware law"), either (1) Purchaser will be merged with and into the Company with the Company surviving the Merger (as hereinafter defined) or (2) the Company will be merged with and into Purchaser (in either case, the "Merger" and, together with the Offer, the "Transaction") with Purchaser surviving the Merger (the surviving corporation after the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the Effective Time (as defined in the Merger Agreement) of the Merger (other than Purchaser) will receive an amount in cash equal to the Offer Price.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to in the Information Statement attached as Annex A hereto or as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interests between the Company and its affiliates and
(i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

    CONFIDENTIALITY AGREEMENT. On January 25, 2000, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Parent agreed to use the Proprietary Information (as defined in the Confidentiality Agreement) furnished to it by the Company solely for the purpose of evaluating a possible negotiated transaction between Parent and the

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Company and further agreed to keep such material confidential. In addition,
Parent agreed in the Confidentiality Agreement that, for a period of one year, it would refrain from acquiring any voting securities of the Company, from engaging in the solicitation of proxies for any voting securities of the Company and from otherwise seeking control of the management or Board of Directors of the Company. Parent and the Company also agreed in the Confidentiality Agreement that, for a period of six months, they would not solicit for employment or employ any person who was employed by the other party. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(1) hereto, is incorporated herein by reference.

    EXCLUSIVITY LETTER. On February 29, 2000, the Company provided Parent with an exclusivity letter (the "Exclusivity Letter"). In the Exclusivity Letter, the Company stated that it intended to engage in good faith negotiations with Parent with respect to a definitive agreement relating to the Transaction and that it was not engaged in any negotiations with respect to a possible business combination with any other third party. Pursuant to the Exclusivity Letter, the Company agreed that prior to March 7, 2000, the Company would not take any further steps to solicit proposals with respect to a business combination from another third party while negotiating the proposed transaction with Parent and that in the event that the Company was contacted by a third party with respect to a business combination, the Company would promptly advise Parent of any such proposal. The Exclusivity Letter, a copy of which has been filed as Exhibit (e)(2) hereto, is incorporated herein by reference.

    MERGER AGREEMENT. Parent, Parent-U.S., Purchaser and the Company have entered into the Merger Agreement, a copy of which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference. The description of the terms of the Merger Agreement contained in the Offer to Purchase under the headings "The Merger Agreement," "Purpose of the Offer and the Merger; Plans for the Company,"and "Certain Conditions of the Offer" is incorporated herein by reference. Such description should be read in its entirety for a summary of the terms and provisions of the Merger Agreement. In addition, the information set forth below summarizes certain arrangements arising out of the Transaction between the Company, Parent and/or the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the summary set forth below are qualified in their entirety by reference to the Merger Agreement.

    SEVERANCE PROTECTION AGREEMENTS. The Company entered into Severance Protection Agreements with each of the executive officers of the Company in 1994 (1999 in the case of Paul G. Taylor) providing them with severance compensation equal to 2.9 times their annual salary and bonus in the event their employment is terminated for specified reasons within 36 months following a change in control of the Company or in the event the executive officer terminates his employment for any reason during the 60-day period commencing on the first anniversary of a change in control of the Company. The specified reasons for termination which will result in the obligation to pay severance compensation include (a) any termination of the executive officer's employment without Cause (as defined in the Severance Protection Agreement); (b) a change in the executive officer's status, title, position or responsibilities which represents an adverse change from his status, title, position or responsibilities as in effect at any time within 90 days preceding the date of a change in control or at any time thereafter; the assignment to the executive officer of any duties or responsibilities which are inconsistent with his status, title, position or responsibilities as in effect at any time within 90 days preceding the date of a change in control or at any time thereafter; or any removal of the executive officer from or failure to reappoint or reelect him to any of such offices or positions; (c) a reduction in the executive officer's base salary or any failure to pay the executive officer any compensation or benefits to which he is entitled within 5 days of the date due; (d) requiring the executive officer to be based at any place outside a 30-mile radius from the city in which he is employed; (e) the failure by the Company to (A) continue in effect any material compensation or employee benefit plan in which the executive officer was participating at any time within 90 days preceding the date of a change in control or at any time thereafter or (B) provide the executive officer with compensation and benefits, in the aggregate, at least equal to those provided for under each other

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employee benefit plan, program and practice in which the executive officer was participating at any time within 90 days preceding the date of a change in control or at any time thereafter; (f) the insolvency or the filing of a petition for bankruptcy of the Company, which petition is not dismissed within 60 days; (g) any material breach by the Company of any provision of the Severance Protection Agreement; (h) any purported termination of the executive officer's employment for cause which does not comply with the terms of the Severance Protection Agreement; and (i) the failure of the Company to obtain an agreement, satisfactory to the executive officer, from any successors and assigns to assume and agree to perform the Severance Protection Agreement.

    Under the Severance Protection Agreements, a "change in control" includes
(a) an acquisition of any voting securities of the Company by any person immediately after which such person has beneficial ownership of 20% or more of the combined voting power of the Company's then outstanding voting securities;
(b) the cessation for any reason of the individuals who are presently members of the Board (the "Incumbent Board") to constitute at least two-thirds of the Board; provided, however, that if the election, or nomination for election, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered a member of the Incumbent Board; and (c) approval by shareholders of the Company of (1) a merger, consolidation or reorganization involving the Company, unless (i) the shareholders of the Company, immediately before such merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least 85% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation or reorganization; (ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the Board of Directors of the Surviving Corporation; and (iii) no person has beneficial ownership of 15% or more of the combined voting power of the Surviving Corporation's then outstanding voting securities; (2) a complete liquidation or dissolution of the Company; or (3) an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any person. Consummation of the Offer will constitute a "change in control" under the Severance Protection Agreements. The Severance Protection Agreements, a copy of a form of which has been filed as Exhibit (e)(4) hereto, are incorporated herein by reference.

    TREATMENT OF STOCK OPTIONS. All of the outstanding options to purchase Shares (a "Stock Option") granted by the Company under the Company's 1994 Long-Term Stock Incentive Plan (the "Company Stock Option Plan") immediately vest and become exercisable upon a "change in control." Pursuant to the Company Stock Option Plan, as a result of the consummation of the Offer, the Stock Options covered by the Company Stock Option Plan will immediately vest and become exercisable. The Company Stock Option Plan, a copy of which has been filed as Exhibit (e)(5) hereto, is incorporated herein by reference.

    The Merger Agreement provides that on the date Purchaser purchases Shares pursuant to the Offer, each Stock Option, whether or not then exercisable, shall become exercisable, subject to the terms of the Company Stock Option Plan. If and to the extent that a Stock Option shall not have been exercised at the Effective Time of the Merger, such Stock Option shall be automatically canceled. Each holder of a canceled Stock Option shall be entitled to receive as soon as practicable from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares of Common Stock previously subject to such Stock Option multiplied by
(ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock previously subject to such Stock Option upon surrender of such Stock Option to the Company or an affidavit of loss in the form requested by Parent, together with such additional documentation as may be reasonably required by Parent or the Company.

    INDEMNIFICATION. The Merger Agreement provides that the articles of incorporation and by-laws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation at least

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as protective to any officer or director as those set forth in the articles of incorporation and by-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

    The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable law or under the Company's articles of incorporation or by-laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, Parent-U.S. and the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's articles of incorporation or by-laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the respective articles of incorporation or by-laws of the Company or the subsidiaries or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) in which there exists no conflict between the interests of the indemnifying party and the Indemnified Party, the indemnifying party shall have a right to assume and direct all aspects of the defense thereof, including settlement, and the Indemnified Party shall cooperate in the defense of any such matter. The Indemnified Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. The indemnifying party shall not settle any such matter unless (i) the Indemnified Party gives prior written consent, which shall not be unreasonably withheld, or (ii) the terms of the settlement provide that the Indemnified Party shall have no responsibility for the discharge of any settlement amount and impose no other obligations or duties on the Indemnified Party and the settlement provides the Indemnified Party with a full release and discharges all rights against the Indemnified Party with respect to such matter. In no event shall the indemnifying party be liable for any settlement effected without its prior written consent; provided, that, if such indemnifying party elected not to assume and direct the defense of such action, such indemnifying party's consent to such settlement shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent-U.S. and the Surviving Corporation (but the failure so to notify shall not relieve the indemnifying party from any liability which it may have under this provision except to the extent of any damages caused by such failure to the indemnifying party), and shall deliver to Parent-U.S. and the Surviving Corporation the undertaking contemplated by Section 8.75(e) of the Illinois law. If the indemnifying party does not assume the defense of any such action, the Indemnified Parties as a group may retain only one law firm in each jurisdiction to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of Parent-U.S. and the Surviving Corporation shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

    The Merger Agreement provides that the indemnification provisions survive the consummation of the Merger at the Effective Time, are intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Parent-U.S. and the Surviving Corporation and shall be enforceable by the Indemnified Parties. In the event that Parent-U.S. or the Surviving Corporation or any of their successors or assigns (i) consolidates or merges into any other person

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or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in such case, proper provisions shall be made so that the successors and assigns of Parent-U.S. or the Surviving Corporation (as the case may be) assume the obligations of Parent-U.S. and the Surviving Corporation set forth above.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY. The Board of Directors recommends that all holders of Shares accept the Offer and immediately tender their Shares pursuant to the Offer. A letter to stockholders communicating the Board of Director's recommendation has been filed as Exhibit
(a)(4) hereto and is incorporated herein by reference.

    (B) (I) BACKGROUND

    In the Fall of 1997, the Board of Directors of the Company determined to explore strategic alternatives to maximize stockholder value. In connection with that determination, in December 1997, the Company retained Peter J. Solomon Company Limited (the "Financial Advisor") to prepare a confidential information memorandum describing the Company and to assist the Company in identifying parties that might be interested in a possible transaction with the Company. Between December 1997 and May 1998, the Company authorized the Financial Advisor to contact approximately 20 selected companies to discern their level of interest in pursuing a transaction with the Company. Nine of the selected companies entered into confidentiality agreements and were provided with the confidential information memorandum prepared by the Financial Advisor. For a variety of reasons, including conflicts of interest, lack of synergies and insufficient valuation, none of the companies that were provided with the confidential information memorandum expressed further interest regarding a possible transaction with the Company. Accordingly, the engagement of the Financial Advisor was terminated. The Company did not authorize the Financial Advisor to contact Parent because Parent had recently completed its acquisition of Fitch Investors Service, L.P. ("Fitch") and was believed to be too occupied by the combination of Fitch and IBCA Inc. to have any interest in the Company.

    Prior to June 1999, the executive officers of the Company were familiar with the business and operations of Parent through the activities in the credit rating business of its wholly owned subsidiary Fitch IBCA, Inc. ("Fitch IBCA").

    In June 1999, Robin Monro-Davies, Chief Executive Officer of Fitch IBCA, called Paul J. McCarthy, Chairman and Chief Executive Officer of the Company, to ask whether Mr. McCarthy might be interested in meeting to explore the possibility of a business combination between the Company and Fitch IBCA. On September 17, 1999, Mr. Monro-Davies met with Mr. McCarthy in New York City to discuss the possibility of a combination between the companies.

    At the regular quarterly meeting of the Board of Directors of the Company on August 17, 1999, at which all of the directors were present, Mr. McCarthy advised the Board of the preliminary contact received by the Company from Parent regarding the possibility of a business combination.

    On October 11, 1999, Mr. McCarthy was contacted by another third party which expressed an interest in discussing a possible business combination with the Company. Later in October 1999, Mr. McCarthy met with the executive vice president of such third party to generally discuss the possibility of a business combination with the Company.

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    At the regular quarterly meeting of the Board of Directors of the Company on
November 11, 1999, at which all of the directors were present, Mr. McCarthy advised the Board of the meetings he had had with Mr. Monro-Davies and the executive vice president of the other third party, and the Board discussed the possibility of a business combination between the Company and either Fitch IBCA or the other third party.

    In December 1999, Mr. McCarthy and Philip T. Maffei, President of the Company, met with the executive vice president of the other third party to further explore on a preliminary basis the possibility of a business combination between the Company and the other third party.

    In December 1999, Mr. Monro-Davies again contacted Mr. McCarthy and indicated that Parent was interested in proceeding further with discussions regarding a possible business combination between the Company and Fitch IBCA. Mr. Monro-Davies and Mr. McCarthy then scheduled a meeting in January 2000 with Marc de Lacharriere, President of Parent. On January 18, 2000, Messrs. McCarthy and Maffei met in New York City with Mr. de Lacharriere, Veronique Morali, Managing Director of Parent, Mr. Monro-Davies and Steven Joynt, President of Fitch IBCA, to discuss the possibility of a business combination between the Company and Fitch IBCA. The parties acknowledged that Parent would be a unique buyer and that the synergies between the Company and Fitch IBCA would permit the combined companies to better compete with the two major credit rating agencies. The parties noted that the strengths of Fitch IBCA in U.S. securitization markets, global banking, European rating activities and U.S. public finance would complement the Company's expanded corporate rating capability and broader coverage of the insurance sector, in addition to the Company's strong structured finance group and international network. The parties also discussed the possible structures of a combination between the Company and Fitch IBCA.

    Following the January meeting with representatives of Parent, counsel for the Company delivered to counsel for Parent a draft confidentiality agreement and the parties began to negotiate the terms thereof. In response to the initial draft, Parent requested that the Company agree to negotiate exclusively with Parent regarding a potential business combination, but the Company declined to accept pending evolution of discussions. On January 25, 2000, the Company and Parent entered into a confidentiality agreement in which Parent agreed, among other things, to keep information it obtained from the Company confidential, to refrain from soliciting employees of the Company, and not to make an unsolicited offer to acquire the Company.

    Following the execution of the confidentiality agreement, the Company transmitted to Parent certain preliminary commercial and legal information with respect to the Company. On February 11, 2000, Parent requested through its counsel additional information regarding the Company, but the Company declined to provide such additional information pending the outcome of further discussions.

    On February 2, 2000, Messrs. McCarthy and Maffei again met with the executive vice president of the other third party to continue preliminary discussions regarding a possible business combination with the Company.

    During the regular quarterly meeting of the Board of Directors of the Company on February 18, 2000, Mr. McCarthy updated all the members of the Board on the status of the business combination discussions between the Company and each of Parent and the other third party. The members of the Board then discussed the benefits and disadvantages of the possible business combinations.

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    On February 24, 2000, Mr. de Lacharriere, Ms. Morali and Mr. Joynt met again with Messrs. McCarthy and Maffei in New York City. Mr. de Lacharriere,
Ms. Morali and Mr. Joynt expressed Parent's continued interest in pursuing a business transaction with the Company and indicated that Parent was prepared to make a cash offer for the outstanding Shares at a price of $95.00 per Share. The representatives of Parent also stated that Parent had available to it funding necessary to complete the Transaction so that there would be no financing contingency in the definitive agreement. The parties engaged in further negotiations and at the end of the meeting, Mr. de Lacharriere stated that Parent was prepared to make a cash offer of $100.00 per Share, subject to the satisfaction of a number of conditions, including agreement on the structure of the transaction, the satisfactory completion of due diligence and the negotiation of a definitive agreement. Parent also requested that the Company commit to negotiate exclusively with Parent for a limited period of time, but the Company stated that it was not prepared to provide exclusivity and reserved the right to communicate with the other third party with which it had had prior discussions.

    Following the meeting with the representatives of Parent, on February 24, 2000, Mr. McCarthy contacted the members of the Board of Directors by telephone to advise them of the offer made by Parent. On February 24, 2000, the Company again engaged the Financial Advisor to review the terms of the proposed transaction from a financial point of view and to perform such other financial advisory services as requested by the Company.

    After the meeting between representatives of the Company and Parent through the execution of the Merger Agreement, Parent and its advisors conducted more intensive due diligence with respect to the Company and were in regular contact with the Company and its advisors relating thereto.

    On February 25, 2000, Mr. McCarthy was contacted by the executive vice president of the other third party that had previously expressed an interest in a possible business combination with the Company. Mr. McCarthy advised the other third party that the Company had received a cash offer for a business combination at a significant premium to its current market valuation and that Parent was beginning to prepare appropriate documentation. No business combination proposal was ever received from such other third party.

    On February 28, 2000, Mr. McCarthy received a letter from Ms. Morali stating Parent's continued interest in acquiring the Company and requesting that the Company enter into a 14 day exclusive period during which the Company would not discuss or negotiate any other potential business combination. The Company advised Parent that the Company would not enter into such an exclusivity agreement with respect to discussions and negotiations regarding potential business combinations. In response to repeated requests from Parent and its counsel for assurances that the Company was negotiating in good faith, however, on February 29, 2000, the Company provided a letter to Parent stating that the Company intended to engage in good faith negotiations with Parent with respect to a business combination and that it was not engaged in negotiations with respect to a possible combination with any other third party. Furthermore, the Company agreed that prior to March 7, 2000, it would not take any further steps to solicit proposals with respect to any other potential business combinations while negotiating with Parent and that in the event that the Company was contacted by a third party with respect to a business combination, the Company would promptly advise Parent of any such proposal.

    On February 29, 2000, Parent's counsel provided the Company with an initial draft of an agreement and plan of merger. During the next week, representatives of the Company and Parent and their counsel and financial advisors negotiated the terms of the Merger Agreement, while Parent continued its due diligence review of the Company. On March 2, 2000, each of the directors of the Company was provided with a notice of meeting of the Board of Directors of the Company called for March 6, 2000, an agenda of the meeting, material relating to the fiduciary duties of the Board of Directors in connection with a potential business combination transaction, and a copy of the draft agreement and plan of merger, which had been marked to reflect the revisions proposed by the Company, its counsel and financial advisors.

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    On March 5 and 6, 2000, representatives of the Company and counsel and financial advisors for the Company met with representatives of Parent and counsel and financial advisors for Parent in New York City to continue negotiating the terms and conditions of the agreement and plan of merger.

    On March 6, 2000, the Board of Directors of the Company met in New York City to discuss Parent's offer. Mr. McCarthy reviewed the background of the Company's relationship with Parent and discussed the terms of the proposed transaction. The directors discussed the reasons for engaging in a combination with Parent. The Company's counsel reviewed the terms of the Merger Agreement and the conditions to Parent's obligation to complete the Transaction. Counsel to the Company also reviewed with the members of the Board their fiduciary obligations in considering a potential business combination transaction. The representatives of the Financial Advisor then made a financial presentation to the Board supporting the Financial Advisor's opinion as to the fairness, from a financial point of view, of the $100.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares. The Board then asked senior management and the advisors a number of questions regarding the terms, conditions and timing of the proposed transaction. At 5:30 p.m., the Board adjourned while final revisions to the agreement and plan of merger were being made.

    The Board reconvened at 9:30 p.m. on March 6, 2000 and reviewed the definitive agreement and plan of merger. After further discussion of the proposed transaction, the Board of Directors, by unanimous vote of those present, approved, among other things, the Merger Agreement and the transactions contemplated thereby, determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and resolved to recommend to the stockholders of the Company that they accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

    The Merger Agreement was then executed late in the evening on March 6, 2000 by Parent, Parent-U.S., Purchaser and the Company. On March 7, 2000, Parent and the Company publicly announced the execution of the Merger Agreement in a joint press release, a copy of which has been filed as Exhibit (a)(3) hereto.

    Jonathan Ingham, a member of the Board, was unable to attend the board meeting on March 6, 2000. However, on March 8, 2000, after discussing the proposed transaction with Mr. McCarthy and the Company's counsel and having been provided with copies of all relevant documents, Mr. Ingham ratified and approved the Merger Agreement, the transactions contemplated thereby and the other actions taken by the Board at its March 6, 2000 meeting.

    On March 15, 2000, Parent and Purchaser commenced the Offer.

    (B) (II) REASONS FOR THE RECOMMENDATIONS

    In making the determinations and recommendations set forth in Item 4(a) above, the Board of Directors of the Company considered a number of factors including, without limitation, the following:

   (A) The consideration to be paid in the Offer and the Merger, and, in particular, the fact that the $100.00 per Share to be received by the Company's stockholders in the Offer and the Merger represents an approximate 27% premium over the closing stock price per Share on March 6, 2000, the day the Board of Directors approved the sale to Parent;

    (B) The Company's financial condition, results of operations, assets, liabilities, liquidity, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in the Company's business in each case on a historical, current and prospective basis. The Board of Directors determined that in its view, the acquisition of the Company by Parent presented the best means of achieving the greatest value for holders of its Shares;

    (C) The strategic fit of the Company with Fitch IBCA. Fitch IBCA's key strengths have been in U.S. securitization markets, global banking, European rating activities and U.S. public finance. The

        Company brings to Fitch IBCA an expanded corporate rating capability and broader coverage of the insurance sector, in addition to a strong structured finance group and international network;

    (D) Analysis of the future prospects of the Company on a stand alone basis;

    (E) The historical and recent market prices for the Shares and potential future share prices;

    (F) The opinion of Peter J. Solomon Company Limited, dated March 6, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $100.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Peter J. Solomon Company Limited's written opinion, dated March 6, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Peter J. Solomon Company Limited, is attached hereto as Annex B, and is incorporated herein by reference. This opinion is directed only to the fairness, from a financial point of view, of the $100.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY;

   (G) The availability of appraisal rights under Section 11.65 of the Illinois law;

   (H) The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting the Company and its representatives from soliciting or initiating any inquiries or proposals regarding an Acquisition Proposal (as defined in the Merger Agreement), permit the Company and its representatives to furnish information or data (including, without limitation, confidential information or data) relating to the Company or its subsidiaries to, and participate in negotiations with, any third party making an unsolicited bona fide written Acquisition Proposal, to the extent the Board reasonably believes that such Acquisition Proposal may constitute a Superior Proposal (as defined in the Merger Agreement) and (b) permit the Company to terminate the Merger Agreement to accept a Superior Proposal, subject to (i) the Company entering into a definitive agreement providing for the transactions contemplated by such Acquisition Proposal immediately following such termination, (ii) the Board having given Parent at least two business days prior written notice of its determination to terminate the Merger Agreement and having afforded Parent a reasonable opportunity within such two business day period to amend its Offer and (iii) payment of a termination fee of $16,000,000 plus actual out-of-pocket expenses of Parent and Purchaser not to exceed $2,000,000;

    (I) The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition was not consummated; and

    (J) The recommendation of the Company's management with respect to the proposed transaction.

    The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transaction, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

    (C)  INTENT TO TENDER

    To the best of the Company's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained Peter J. Solomon Company Limited (the "Financial Advisor") to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the Financial Advisor's engagement, the Company has agreed to pay the Financial Advisor the following amounts: (i) a retention fee of $100,000, (ii) $200,000 for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares and (iii) $700,000 upon consummation of the Transaction. The Company also has agreed to reimburse the Financial Advisor for reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its legal counsel, and to indemnify the Financial Advisor and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisor's engagement.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the stockholders of the Company on its behalf concerning the Offer and the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as described under Items 3 and 4 above, the Company is not presently engaged in any negotiations in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, any of its subsidiaries or any other person; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

    (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

ITEM 9.  EXHIBITS.

    The following Exhibits are filed herewith:

      EXHIBIT NO.                                                  DESCRIPTION
      -----------            ---------------------------------------------------------------------------------------
      (a)(1)                 Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) to Purchaser's Tender
                             Offer Statement on Schedule TO.

      (a)(2)                 Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to Purchaser's
                             Tender Offer Statement on Schedule TO.

      (a)(3)                 Joint Press Release of Fimalac, S.A. and Duff & Phelps Credit Rating Co. issued March
                             7, 2000, incorporated by reference to Exhibit (a)(1)(H) to Purchaser's Tender Offer
                             Statement on Schedule TO.

      (a)(4)                 Letter to Stockholders of Duff & Phelps Credit Rating Co., dated March 15, 2000.

      (a)(5)                 Form of Summary Advertisement, incorporated by reference to Exhibit (a)(1)(G) to
                             Purchaser's Tender Offer Statement on Schedule TO.

      (a)(6)                 Fairness Opinion of Peter J. Solomon Company Limited, dated March 6, 2000, attached hereto as Annex B.

      (e)(1)                 Confidentiality Agreement, dated January 25, 2000, between Fimalac, S.A. and Duff &
                             Phelps Credit Rating Co.

      (e)(2)                 Exclusivity Letter, dated February 29, 2000, from Duff & Phelps Credit Rating Co.

      (e)(3)                 Agreement and Plan of Merger dated as of March 6, 2000 among Fimalac, S.A., Fimalac,
                             Inc., FSA Acquisition Corp. and Duff & Phelps Credit Rating Co., incorporated by reference to Exhibit (d)(1) to Purchaser's Tender Offer Statement on Schedule TO.

      (e)(4)                 Form of Severance Protection Agreement between Duff & Phelps Credit Rating Co. and its executive officers, incorporated by reference to Exhibit 10.8 to Duff & Phelps Credit
                             Rating Co.'s registration statement on Form 10, as amended.

      (e)(5)                 Duff & Phelps Credit Rating Co. 1994 Long-Term Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to Duff & Phelps Credit Rating Co.'s registration statement on Form 10, as amended.

      (g)                    None.

                                   SIGNATURE

    AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                                       DUFF & PHELPS CREDIT RATING CO.

                                                       By:             /s/ PAUL J. MCCARTHY
                                                            -----------------------------------------
                                                                         Paul J. McCarthy
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated: March 15, 2000

                                    ANNEX A
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about March 15, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Duff & Phelps Credit Rating Co. (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Fimalac, S.A. (the "Parent Designees") to the Company's Board of Directors (the "Board"). The Merger Agreement requires the Company, following Purchaser's purchase of Shares pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Parent Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The Offer commenced on March 15, 2000 and is schedule to expire at 12:00 midnight New York City time, on April 11, 2000, unless extended upon the terms set forth in the Offer to Purchase.

    The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information. To the best knowledge of the Company, none of the Parent Designees beneficially owns any equity securities in the Company.

                            DESIGNATION OF DIRECTORS

    The Merger Agreement provides that, promptly following the purchase of any Company Common Stock by Purchaser which satisfies the Minimum Condition (as defined in the Merger Agreement), Parent will be entitled to designate such number of Parent Designees on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding. The Company has agreed, upon the request of Parent, to increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Parent Designees to be so elected to the Board and shall cause the Parent Designees to be so elected; provided, that, at all times prior to the Effective Time, the Company's Board shall consist of at least two members who are not Parent Designees. The Company has also agreed upon request of Parent to use its reasonable best efforts to cause directors designated by Parent to constitute the same percentage as such directors represent on the Board on each committee of the Board, each board of directors of each subsidiary of the Company and each committee of each such subsidiary board of directors.

    It is expected that the Parent Designees will assume office promptly following the purchase by Parent of outstanding Shares which satisfy the Minimum Condition, which purchase cannot be earlier than April 11, 2000, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

PARENT DESIGNEES

    As of the date of this Information Statement, Parent (as defined below) has not determined who will be its designees (the "Designees"). However, the Designees will be selected from among the following persons.

    The following tables set forth the name, business address, present principal occupation and material positions held within the past five years of each director and executive officer of Fimalac, S.A. ("Parent") and FSA Acquisition Corp. ("Purchaser").

                                     PARENT

    Unless otherwise specified, each person listed below is a citizen of France and has his or her principal business address at 97, rue de Lille, 75007 Paris, France; Telephone: 33-1-47-53-61-71.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS HELD
NAME AND BUSINESS ADDRESS                                 DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------                     -------------------------------------------------------------------
Marc Ladreit de Lacharriere                   President of Parent since 1991. Business Manager of Banque de Suez et de l'Union des Mines (now Credit Agricole Indosuez) (1970-1976).
                                              Finance Director, then Vice President in charge of Administration and Finance Manager, then Group Executive Vice President of L'Oreal
                                              (1976-1991). Director of L'Oreal, Canal +, Groupe Flo, Euris and
                                              Groupe Andre.

Pierre Castres Saint-Martin                   Director of Parent since 1998. Manager, Finance and Legal Affairs of L'Oreal Group (1979), Vice President in charge of Administration and Finance of L'Oreal since January 1991. Group Executive Vice
                                              President at L'Oreal (1997-1999). Director of L'Oreal
                                              (1994-present).

Georges Charpak                               Director of Parent since 1997. Physicist, member of the French
                                              Academy of Sciences since 1985. Nobel Prize for Physics (1992).
                                              Head of research of the French national scientific research center
                                              (CNRS) (1948-1959), then of the European Organization for Nuclear
                                              Research (CERN) in Geneva (1959-present). Director of Cogema and
                                              Biospace.

Alain Gomez                                   Director and member of the Executive Committee of Parent since
                                              1996. Finance Director of Saint-Gobain, Director of the Packaging
                                              Department then the Containers Division of Saint-Gobain
                                              Pont-a-Mousson (1970-1982). CEO of Thomson-CSF and Thomson S.A.
                                              (1982-1996).

Bernard Mirat                                 Director of Parent since 1993. Chairman of Fitch IBCA France.
                                              Deputy Secretary General of the Compagnie des Agents de Change
                                              (1961-1987). Deputy General Manager then Vice-President-CEO of
                                              Societe des Bourses Francaises (1987-1992). Member of the
                                              Supervisory Board of Lagardere s.c.a.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS HELD
NAME AND BUSINESS ADDRESS                                 DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------                     -------------------------------------------------------------------
Robin Monro-Davies                            Director of Parent since 1998. Chief Executive Officer of Fitch
                                              IBCA since 1997. Former Royal Navy pilot in the Royal Navy, then financial analyst on Wall Street. Since 1976, President of IBCA, a credit rating agency based in London acquired by Parent in 1997.
                                              Mr. Monro-Davies is a British citizen.

Bernard Pierre                                Director of Parent since 1997. Member of the Executive Committee of
                                              Parent since 1996. Chairman and Chief Executive Officer of
                                              Engelhard-CLAL since 1997. Manager of the cable division at Alcatel
                                              (1961-1996). Deputy Managing Director of Alcatel-Alsthom
                                              (1986-1992), Chairman and CEO of Saft (1992-1994), Deputy
                                              Chairman-CEO then Chairman and CEO of Alcatel Cable (1994-1996).

Gerard Mestrallet                             Director (as permanent representative of Auxilex) of Parent since
                                              1996. President of the Management Board of Suez-Lyonnaise des Eaux.
                                              Deputy Managing Director then Chairman of Compagnie de Suez
                                              (1984-1997). Director of Compagnie de Saint-Gobain and SAGEM.
                                              Member of the Supervisory Boards of Credit Agricole Indosuez, AXA,
                                              Casino and Societe du Louvre.

Veronique Morali                              Director (as permanent representative of Fimalac & Cie.) of Parent since 1994. Member of the Executive Committee of Parent since 1996.
                                              Director and General Manager in charge of administration and finance at Parent since 1994.

Pierre Blayau                                 Director (as permanent representative of Fimalac Participations) of
                                              Parent since 1996. President of the Management Board of Moulinex.
                                              Strategic Planning Director of Compagnie de Saint-Gobain, Finance
                                              Manager, Managing Director then Chairman of Pont-a-Mousson
                                              (1982-1993). President of the Management Board of
                                              Pinault-Printemps-Redoute (1993-1995). Director of Suez Industrie.

Robert Gimenez                                Finance Manager of Parent since 1991.

Patrice Pailleret                             General Counsel of Parent since 1995.

Daniel Gerbi                                  Chief Treasury Officer of Parent since 1999. Director of the finance department of Strafor Facom (1987-1999).

                                   PURCHASER

    Unless otherwise specified, each person listed below is a citizen of the United States of America and has his or her principal business address at One State Street Plaza, New York, New York, 10004, USA; Telephone: (212) 908-0500.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS HELD
NAME AND BUSINESS ADDRESS                                 DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------                     -------------------------------------------------------------------
Steven Joynt                                  President and Assistant Treasurer of Purchaser. President and Chief
                                              Operating Officer of Fitch IBCA since 1995 (formerly Fitch
                                              Investors Service). Member of the team that acquired and
                                              restructured Fitch Investors in 1989.

David Kennedy                                 Vice President and Treasurer of Purchaser. Executive Vice
                                              President, Chief Financial Officer and Treasurer of Fitch IBCA
                                              (formerly Fitch Investors Service) since 1989.

Charles Brown                                 Secretary and Assistant Treasurer of Purchaser. Managing Director
                                              and General Counsel of Fitch IBCA since 1998. Formerly Vice
                                              President and Assistant General Counsel and Chairman of the
                                              strategic planning counsel of Beneficial Corp. (1994-1998).

CERTAIN INFORMATION CONCERNING THE COMPANY

    The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on March 3, 2000, there were 4,644,121 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights.

                      THE CURRENT MEMBERS OF THE BOARD AND
                       EXECUTIVE OFFICERS OF THE COMPANY

                                                                                         SERVED AS
NAME                                    AGE                    POSITION                DIRECTOR SINCE
----                                  --------   ------------------------------------  --------------
Paul J. McCarthy....................     61      Chairman of the Board, Chief               1991
                                                 Executive Officer, Chief Financial
                                                 Officer and Director
Philip T. Maffei....................     56      President, Chief Operating Officer         1991
                                                 and Director
Milton L. Meigs.....................     67      Director                                   1991
Jonathan Ingham.....................     58      Director                                   1994
Robert N. Westerlund................     68      Director                                   1999
Ernest T. Elsner....................     59      Executive Vice President and General
                                                 Counsel
Peter J. Stahl......................     50      Executive Vice President
Paul G. Taylor......................     37      Executive Vice President

    The directors of the Company are elected annually to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. The executive officers of the Company are elected annually and serve at the discretion of the Board of Directors of the Company.

    Mr. McCarthy has been Chairman of the Board of the Company since
December 1995 and Chief Executive Officer of the Company since February 1991. He has also been Chief Financial Officer of the Company since November 1994.
Mr. McCarthy was also President of the Company from February 1991 to December 1995.

    Mr. Maffei has been President of the Company since December 1995 and Chief Operating Officer of the Company since October 1994. From February 1991 to December 1995, Mr. Maffei was an Executive Vice President of the Company.

    Mr. Meigs is presently retired. Mr. Meigs was an Executive Vice President of the Company from February 1991 to December 31, 1994.

    Mr. Ingham has been President and Chief Executive Officer of Ingham Industries Inc. (DBA Auth Chimes), a manufacturer of door chimes, since August 1989.

    Mr. Westerlund is presently retired. Mr. Westerlund was a partner of Fowler Rosenau & Geary LLC, a New York Stock Exchange Specialist, from 1990 to 1997 and a partner of Ziebarth Geary Co. from 1969 to 1990, when it was merged with Fowler Rosenau & Geary LLC.

    Mr. Elsner has been General Counsel of the Company since July 1995 and an Executive Vice President of the Company since February 1991.

    Mr. Stahl has been an Executive Vice President of the Company since
July 1994. From January 1992 to July 1994, Mr. Stahl was a Senior Vice President of the Company.

    Mr. Taylor has been an Executive Vice President of the Company since January 1999. Mr. Taylor was a Senior Vice President, Managing Director of the Company from July 1994 to January 1999.

DIRECTORS' COMPENSATION

    Directors who are employees of the Company do not receive any compensation for serving as directors of the Company. Other directors receive an annual retainer of $25,000 and an additional $2,000 payable to any such director who serves as a chairman of a committee of the Board of Directors, plus an attendance fee for each such director of $1,000 per regular meeting and $500 per committee meeting. Under the Company's 1994 Long-Term Stock Incentive Plan, non-employee directors ("Outside Directors") are automatically granted on the date of their initial election an option to purchase 5,000 shares of the Company's Common Stock at an exercise price per share equal to the fair market value per share of Common Stock on the date of grant. Such options become exercisable one year after the date of grant and expire ten years after the date of grant. Outside Directors may also elect to receive options to purchase shares of Common Stock in lieu of being paid their annual retainer. On May 11, 1999, Mr. Westerlund was granted an option to purchase 5,000 shares of Common Stock of the Company at an exercise price equal to $59.875 per share in connection with his election as a director of the Company. Such option becomes exercisable on May 11, 2000 and expires on May 11, 2009. On November 11, 1999, Messrs. Ingham, Meigs and Westerlund were each granted an option to purchase 2,116 shares of the Company's Common Stock at an exercise price equal to $66.9375 per share in lieu of being paid their annual retainer for 1999. Such options become exercisable on the date of the 2000 annual meeting of shareholders and expire on November 11, 2009. Additionally, all Outside Directors are reimbursed for expenses incurred in attending board meetings.

MEETINGS

    During the year ended December 31, 1999, the Board of Directors held four meetings. Each of the Company's current directors attended or participated in 100% of the aggregate of the total number of meetings held during 1999 by the Board and the total number of meetings held during 1999 by Committees on which he served.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has three standing committees, the Executive Committee, the Audit Committee and the Compensation Committee.

    The Executive Committee is empowered to exercise the authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors, except as such authority may be limited by the provisions of the Illinois Business Corporation Act. The Executive Committee, which presently is composed of Messrs. McCarthy (Chairman) and Maffei, meets informally from time to time.

    The Audit Committee recommends to the Board of Directors the appointment of the independent public accountants for the following year. The Audit Committee also reviews the scope of the annual audit, the annual financial statements of the Company and the auditor's report thereon and the auditor's comments relative to the adequacy of the Company's system of internal controls and accounting systems. The Audit Committee, which is presently composed of Messrs. Westerlund (Chairman), Ingham and Meigs, met one time during 1999.

    The Compensation Committee reviews management compensation levels and provides recommendations regarding salaries and other compensation for the Company's officers, including bonuses, grants of stock options and other incentive programs. The Compensation Committee serves as the committee that administers the Company's 1994 Long-Term Stock Incentive Plan. The Compensation Committee, which is presently composed of Messrs. Ingham (Chairman), Meigs and Westerlund, met two times and acted by written consent one time during 1999.

    The Company does not have a standing nominating committee of the Board of Directors. This function is performed by the Board of Directors. The Company's Bylaws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. In general, notice must be received by the Company at its principal executive offices not less than 60 days nor more than 90 days prior to meetings of shareholders of the Company. Such notice must set forth all information with respect to each such nominee as required by the federal proxy rules. Such notice must be accompanied by a signed statement of such nominee consenting to be a nominee and a director, if elected.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors maintains a Compensation Committee, which is presently composed of Messrs. Ingham (Chairman), Meigs and Westerlund.
Mr. Meigs was an Executive Vice President of the Company until December 31, 1994. None of the other members of the Compensation Committee is presently or was formerly an officer or employee of the Company.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

GENERAL

    The Compensation Committee of the Board of Directors is responsible for establishing, administering and evaluating the Company's policies regarding the compensation of its executive officers. The Company's compensation policies are intended to align executive compensation with the business objectives and performance of the Company. Additionally, the Company's compensation policies are designed to permit the Company to attract, retain and motivate executive officers to ensure the long-term success of the Company.

    The compensation of executive officers is composed of three components: salary, annual incentive compensation and long-term incentive compensation. The Compensation Committee considers the total compensation of each executive officer in establishing each element of his or her compensation. The compensation of the Company's Chief Executive Officer is subject to the same policies that are applicable to all executive officers of the Company.

SALARY

    In establishing the annual salaries of each of the Company's executive officers, the Compensation Committee considers the responsibilities, abilities and industriousness of the executive officer and the Company's performance. The salaries of the Company's executive officers are reviewed annually.

ANNUAL INCENTIVE COMPENSATION

    The Company maintained two annual incentive compensation plans in 1999: the Incentive Compensation Plan and the Executive Management Incentive Compensation Plan. Incentive compensation under both plans was variable and closely tied to corporate and individual performance in a manner that encouraged a continuous focus on providing top-quality service to clients, increasing productivity and obtaining new business opportunities in order to increase profitability and shareholder value.

    INCENTIVE COMPENSATION PLAN. The Company has maintained the Incentive Compensation Plan for several years. Pursuant to the Incentive Compensation Plan, cash bonuses have been awarded annually to officers and a limited number of other key employees of the Company, including executive officers, based on operating income (before depreciation, amortization, incentive compensation and name use fees) and a performance assessment of the participant. All officers of the Company and certain professional staff participated in the Incentive Compensation Plan during 1999. The Compensation Committee reviewed awards under the Incentive Compensation Plan, subject to approval of such awards by the Board of Directors.

    At the beginning of 1999, a target incentive fund was established based on an operating income goal (before depreciation, amortization, incentive compensation and name use fees) for the Company. After the results of operations for the year were known, the incentive fund was adjusted by a percentage of the variance of the actual operating income (before depreciation, amortization, incentive compensation and name use fees) from the operating income goal (before depreciation, amortization, incentive compensation and name use fees) established at the beginning of the year.

    The persons entitled to receive a bonus under the Incentive Compensation Plan and the amounts awarded were determined as a result of a process involving a recommendation by the Executive Committee, based on a formalized performance assessment, and review and final approval by the Compensation Committee of the Board of Directors.

    EXECUTIVE MANAGEMENT INCENTIVE COMPENSATION PLAN. Under the Executive Management Incentive Compensation Plan, cash bonuses have been awarded annually to the executive officers of the Company based on the operating income (before depreciation, amortization, incentive compensation and name use fees) of the Company. The plan and awards have been reviewed and approved annually by the Compensation Committee of the Board of Directors.

    At the beginning of 1999, a target bonus was established based on the operating income goal (before depreciation, amortization, incentive compensation and name use fees) for the Company. Adjustments to the target bonus were also specified based on variances of the actual operating income (before depreciation, amortization, incentive compensation and name use fees) from the established operating income goal (before depreciation, amortization, incentive compensation and name use fees).

LONG-TERM INCENTIVE COMPENSATION

    Pursuant to the Company's 1994 Long-Term Stock Incentive Plan, key employees of the Company, including executive officers, are eligible to receive long-term incentives in a variety of forms, including stock options, stock appreciation rights, restricted stock, phantom stock and other stock based awards. The purpose of the Company Stock Option Plan is to enable the Company to attract and retain the best available executive personnel and other key employees, to provide for the Company's long-term growth and business success and to provide an incentive for such employees to exert their best efforts on behalf of the Company and its shareholders. The Compensation Committee believes that the grant of awards, the value of which is related to the value of the Company's Common Stock, aligns the interests of shareholders and employees who receive awards. The Company Stock Option Plan is administered by the Compensation Committee.

    The Compensation Committee determines the individuals to whom awards are granted, the type and amount of awards to be granted, the time of all such grants and the terms, conditions and provisions of such awards and the restrictions related thereto. In making awards under the Stock Incentive Plan, the Compensation Committee considers the recommendations of the Executive Committee, the responsibilities of each grantee, his past performance and his anticipated future contribution to the Company.

    During 1999, only stock options were granted under the Company Stock Option Plan. The Compensation Committee believes that the grant of stock options provides a strong incentive for employees to increase shareholder value over the long term because the full benefit of such awards cannot be realized unless the value of the Company's Common Stock appreciates over a specified number of years. Officers of the Company, Vice Presidents and above, received options in 1999. The exercise price of options granted in 1999 was equal to the fair market value per share of Common Stock on the date of grant. One-third of each option grant vests on the first, second and third anniversaries of the date of grant and such options expire ten years after the date of grant.

    Amendments adopted in 1993 to the Internal Revenue Code limit the deductibility for federal income tax purposes of certain compensation payable to top executive officers of publicly held corporations. Certain types of compensation are excluded from the limitations. The Company believes that the limitations are not applicable to stock options granted under the Company Stock Option Plan or to awards under the Incentive Compensation Plan or the Executive Management Incentive Compensation Plan.

    The salary, annual incentive compensation and long-term incentive compensation paid by the Company in 1999 to the Chief Executive Officer and the other four people serving as executive officers of the Company at December 31, 1999 is set forth in the tables that follow this Report. The Compensation Committee believes that the executive officers of the Company are dedicated to increasing profitability and shareholder value and that the compensation policies that the Compensation Committee has established and administered contribute to this focus.

                                          THE COMPENSATION COMMITTEE
                                          Jonathan Ingham (Chairman)
                                          Milton L. Meigs
                                          Robert N. Westerlund

    The foregoing Report of the Compensation Committee on Executive Compensation shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION TABLE

    The following table sets forth certain information regarding the compensation paid or accrued by the Company to or for the account of the Chief Executive Officer and each of the other four people serving as executive officers of the Company at December 31, 1999 for services rendered in all capacities during each of the Company's fiscal years ended December 31, 1999, 1998 and 1997:

                                                                            LONG TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          -------------
               NAME AND                             ANNUAL COMPENSATION    SECURITIES
               PRINCIPAL                            -------------------    UNDERLYING        ALL OTHER
               POSITION                    YEAR      SALARY    BONUS(1)   OPTIONS(#)(2)   COMPENSATION(3)
---------------------------------------  --------   --------   --------   -------------   ---------------
Paul J. McCarthy, Chairman of the Board    1999     $400,000   $982,210      10,000           $10,668
  and Chief Executive Officer              1998      390,000    981,334      12,000             9,875
                                           1997      380,000    890,521      12,000             9,251
Philip T. Maffei, President and Chief      1999      285,000    857,210       9,000             7,800
  Operating Officer                        1998      273,000    856,334      10,000             7,458
                                           1997      260,000    750,521      10,000             7,103
Ernest T. Elsner, Executive Vice           1999      216,000    342,903       6,000             8,825
  President                                1998      208,000    360,031       6,600             8,386
                                           1997      198,000    330,434       6,600             7,957
Peter J. Stahl, Executive Vice             1999      208,000    206,873       6,000             6,482
  President                                1998      200,000    281,334       6,600             6,299
                                           1997      190,000    354,100       6,600             6,066
Paul G. Taylor, Executive Vice             1999      228,150    407,870       6,000               290
  President(4)

------------------------

(1) The Company maintains an Incentive Compensation Plan pursuant to which cash bonuses are awarded annually to officers and other key employees of the Company based on operating income (before depreciation, amortization, incentive compensation and name use fees) and a performance assessment of the participant. The Company also maintains an Executive Management Incentive Compensation Plan pursuant to which cash bonuses are awarded annually to the executive officers of the Company based on operating income (before depreciation, amortization, incentive compensation and name use fees) of the Company.

(2) Number of shares of Common Stock subject to options granted during 1999, 1998 and 1997 under the Company's 1994 Long-Term Stock Incentive Plan.

(3) Consists of matching contributions made by the Company pursuant to the Company's Savings Plan and life insurance premiums paid by the Company on behalf of each executive officer. For 1999, life insurance premiums in the following amounts were paid by the Company: Mr. McCarthy, $5,868;
    Mr. Maffei, $3,000; Mr. Elsner, $4,025; Mr. Stahl, $1,682; and Mr. Taylor, $290.

(4) Mr. Taylor became an executive officer of the Company in January 1999.

EMPLOYEE STOCK OPTIONS

    OPTION GRANTS. The following table sets forth certain information regarding options to purchase shares of Common Stock granted as incentive compensation to the executive officers of the Company named in the Executive Compensation Table during the Company's 1999 fiscal year:

                               INDIVIDUAL GRANTS
                       ---------------------------------
                          NUMBER OF
                         SECURITIES        % OF TOTAL
                         UNDERLYING      OPTIONS GRANTED
                       OPTIONS GRANTED   TO EMPLOYEES IN   EXERCISE PRICE                       GRANT DATE PRESENT
NAME                       (#)(1)          FISCAL YEAR       ($/SH)(2)       EXPIRATION DATE       VALUE ($)(3)
----                   ---------------   ---------------   --------------   -----------------   ------------------
Paul J. McCarthy.....      10,000              4.3%            $78.75       November 11, 2009        $390,596
Philip T. Maffei.....       9,000              3.9              78.75       November 11, 2009         351,545
Ernest T. Elsner.....       6,000              2.6              78.75       November 11, 2009         234,379
Peter J. Stahl.......       6,000              2.6              78.75       November 11, 2009         234,379
Paul G. Taylor.......       6,000              2.6              78.75       November 11, 2009         234,379

--------------------------

(1) All options were granted on November 11, 1999 under the Company's 1994 Long-Term Stock Incentive Plan. All options are non-qualified stock options. Beginning November 11, 2000, annually, upon the anniversary of the date of grant of the options, one-third of the options granted become vested and exercisable, until the third anniversary of the date of grant, whereupon all of the options granted are vested and exercisable.

(2) The option exercise price is equal to the fair market value per share of Common Stock on the date of grant.

(3) Calculated pursuant to the Black-Scholes option pricing model. Assumes expected volatility of 19.47%, risk-free rate of return of 6.7%, dividend yield of .13%, time of exercise of 10 years and no risk of forfeiture.

    OPTION EXERCISES. The following table sets forth certain information regarding options to purchase shares of Common Stock exercised during the Company's 1999 fiscal year and the number and value of unexercised options to purchase shares of Common Stock held at the end of the Company's 1999 fiscal year by the executive officers of the Company named in the Executive Compensation Table:

                                                                     NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                    UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS
                                                                      OPTIONS AT FISCAL           AT FISCAL
                           NUMBER OF                                     YEAR END (#)          YEAR END ($)(2)
                       SHARES ACQUIRED ON                                EXERCISABLE/            EXERCISABLE/
NAME                      EXERCISE (#)      VALUE REALIZED ($)(1)       UNEXERCISABLE           UNEXERCISABLE
----                   ------------------   ---------------------   ----------------------   --------------------
Paul J. McCarthy.....        85,603               $5,628,354             48,000/22,000        $3,111,250/628,125
Philip T. Maffei.....        76,167                3,881,201             15,000/19,000           811,146/530,229
Ernest T. Elsner.....         9,315                  526,117             63,350/12,600         4,632,478/350,563
Peter J. Stahl.......        37,183                1,709,138             26,600/12,600         1,725,275/350,563
Paul G. Taylor.......             0                        0             34,600/12,600         2,451,525/350,563

------------------------

(1) Value realized is equal to the difference between the fair market value per share of Common Stock on the date of exercise and the option exercise price per share multiplied by the number of shares acquired upon exercise of an option.

(2) Value of unexercised in-the-money options is equal to the difference between the fair market value per share of Common Stock at December 31, 1999 and the option exercise price per share multiplied by the number of shares subject to options.

SEVERANCE PROTECTION AGREEMENTS

    The Company entered into Severance Protection Agreements with each of the executive officers of the Company in 1994 (1999 in the case of Mr. Taylor) providing them with severance compensation equal to 2.9 times their annual salary and bonus in the event their employment is terminated for specified reasons within 36 months following a change in control of the Company or in the event the executive officer terminates his employment for any reason during the 60-day period commencing on the first anniversary of a change in control of the Company. The specified reasons for termination which will result in the obligation to pay severance compensation include (a) any termination of the executive officer's employment without Cause (as defined in the Severance Protection Agreement);
(b) a change in the executive officer's status, title, position or responsibilities which represents an adverse change from his status, title, position or responsibilities as in effect at any time within 90 days preceding the date of a change in control or at any time thereafter; the assignment to the executive officer of any duties or responsibilities which are inconsistent with his status, title, position or responsibilities as in effect at any time within 90 days preceding the date of a change in control or at any time thereafter; or any removal of the executive officer from or failure to reappoint or reelect him to any of such offices or positions; (c) a reduction in the executive officer's base salary or any failure to pay the executive officer any compensation or benefits to which he is entitled within 5 days of the date due; (d) requiring the executive officer to be based at any place outside a 30-mile radius from the city in which he is employed; (e) the failure by the Company to (A) continue in effect any material compensation or employee benefit plan in which the executive officer was participating at any time within 90 days preceding the date of a change in control or at any time thereafter or (B) provide the executive officer with compensation and benefits, in the aggregate, at least equal to those provided for under each other employee benefit plan, program and practice in which the executive officer was participating at any time within 90 days preceding the date of a change in control or at any time thereafter; (f) the insolvency or the filing of a petition for bankruptcy of the Company, which petition is not dismissed within 60 days; (g) any material breach by the Company of any provision of the Severance Protection Agreement; (h) any purported termination of the executive officer's employment for cause which does not comply with the terms of the Severance Protection Agreement; and (i) the failure of the Company to obtain an agreement, satisfactory to the executive officer, from any successors and assigns to assume and agree to perform the Severance Protection Agreement.

    Under the Severance Protection Agreements, a "change in control" includes
(a) an acquisition of any voting securities of the Company by any person immediately after which such person has beneficial ownership of 20% or more of the combined voting power of the Company's then outstanding voting securities;
(b) the cessation for any reason of the individuals who are presently members of the Board (the "Incumbent Board") to constitute at least two-thirds of the Board; provided, however, that if the election, or nomination for election, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered a member of the Incumbent Board; and (c) approval by shareholders of the Company of (1) a merger, consolidation or reorganization involving the Company, unless (i) the shareholders of the Company, immediately before such merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least 85% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation or reorganization; (ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the Board of Directors of the Surviving Corporation; and (iii) no person has beneficial ownership of 15% or more of the combined voting power of the Surviving Corporation's then outstanding voting securities; (2) a complete liquidation or dissolution of the Company; or (3) an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any person.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table shows with respect to each person who is known to be the beneficial owner of more than 5% of the Common Stock of the Company: (i) the total number of shares of Common Stock beneficially owned as of March 3, 2000; and (ii) the percent of the Common Stock so owned as of that date:

                                                              AMOUNT AND NATURE
NAME AND ADDRESS OF                                             OF BENEFICIAL      PERCENT OF
BENEFICIAL OWNER                                                OWNERSHIP(1)      COMMON STOCK
-------------------                                           -----------------   ------------
Bear Stearns & Co. Inc......................................      455,050(2)           9.8%
115 South Jefferson Road
Whippany, New Jersey 07981
Mellon Bank Corporation.....................................      303,980(3)           6.6
One Mellon Bank Center
Pittsburgh, Pennsylvania 15258

    The following table shows with respect to each director of the Company, the executive officers of the Company named in the Executive Compensation Table, and all directors and executive officers as a group, 8 in number: (i) the total number of shares of Common Stock beneficially owned as of March 3, 2000; and
(ii) the percent of the Common Stock so owned as of that date:

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENT OF
NAME OF BENEFICIAL OWNER                                        OWNERSHIP(1)      COMMON STOCK
------------------------                                      -----------------   ------------
Paul J. McCarthy(4).........................................       114,667             2.4%
Philip T. Maffei(4).........................................        16,098             *
Milton L. Meigs (4)(5)......................................        62,217             1.3
Jonathan Ingham(4)..........................................        24,872             *
Robert N. Westerlund(4).....................................         7,616             *
Ernest T. Elsner(4).........................................        79,495             1.7
Peter J. Stahl(4)...........................................        59,133             1.3
Paul G. Taylor(4)...........................................        34,600             *
All directors and executive officers as a group (8
  persons)(4)...............................................       398,698             8.1%

------------------------

*  Less than one percent.

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Number of shares reported in the most recent Form 13F filed by Bear Stearns & Co. Inc. with the Securities and Exchange Commission.

(3) Number of shares reported in the most recent Schedule 13G filed by Mellon Bank Corporation ("Mellon") with the Securities and Exchange Commission. Includes 301,080 shares as to which Mellon has sole voting power and 303,980 shares as to which Mellon has sole dispositive power.

(4) Includes shares of Common Stock which could be acquired through the exercise of stock options as follows: Mr. McCarthy, 48,000 shares; Mr. Maffei, 15,000 shares; Mr. Meigs, 34,192 shares;

    Mr. Ingham, 24,872 shares; Mr. Westerlund, 7,116 shares; Mr. Elsner, 63,350 shares; Mr. Stahl, 26,600 shares; Mr. Taylor, 34,600 shares; and all directors and executive officers as a group, 253,730 shares.

(5) Includes 80 shares owned by Mr. Meigs' wife. Mr. Meigs disclaims beneficial ownership of such shares.

                               PERFORMANCE GRAPH

    The following graph compares the cumulative total return on the Company's Common Stock with the cumulative total return of the Standard & Poor's
500 Stock Index and the common stock of a peer group selected by the Company for the period beginning on December 31, 1994 through December 31, 1999.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                   31-DEC-94  31-DEC-95  31-DEC-96  31-DEC-97  31-DEC-98  31-DEC-99
Credit Rating Co.     100.00     146.91     248.08     419.30     567.16     921.80
Peer Group            100.00     136.14     157.33     233.34     273.73     297.79
S&P 500               100.00     137.58     169.17     225.61     290.09     351.12

    Assumes $100 invested on December 31, 1994 in the Company's Common Stock, the Standard & Poor's 500 Stock Index and the common stock of the peer group members. All indices assume dividend reinvestment. Peer group index members are McGraw-Hill, Inc., Dun & Bradstreet Corp., Equifax Inc., Dow Jones & Co. Inc., and MBIA Inc. The peer group index is market capitalization-weighted.

    The foregoing table shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.

                                    ANNEX B

                                     [LOGO]

                                                                   March 6, 2000

The Board of Directors
Duff & Phelps Credit Rating Co.
55 East Monroe Street
Chicago, IL 60603

Ladies and Gentlemen:

    You have asked us to advise you as to the fairness from a financial point of view to the holders of Common Stock, no par value ("Company Common Stock") of Duff & Phelps Credit Rating Co. (the "Company") of the consideration of $100 per share of Company Common Stock proposed to be paid by Fimalac, S.A., a French SOCIETE ANONYME ("Parent") pursuant to the terms of the Agreement and Plan of Merger, dated as of March 6, 2000 (the "Agreement"), between Parent, Fimalac, Inc. ("Frank-U.S."), a wholly owned subsidiary of Parent, FSA Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Frank-U.S., and the Company. The Agreement provides for a tender offer (the "Offer") by Acquisition Sub to acquire all outstanding shares of the Company Common Stock pursuant to which Acquisition Sub will pay $100 for each share of Company Common Stock accepted for payment in the Offer. The Agreement further provides that following completion of the Offer, Acquisition Sub will be merged (the "Merger" and, together with the Offer, the "Acquisition") with and into the Company and each outstanding share of Company Common Stock will be converted in the Merger into the right to receive $100 in cash.

    For purposes of the opinion set forth herein, we have:

    (i) reviewed the Annual Reports to Stockholders and Annual Reports on
        Form 10-K of the Company for the three years ended December 31, 1998, and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, and certain other public communications from the Company to its stockholders;

    (ii) reviewed certain internal financial analyses and forecasts of the Company prepared by the management of the Company;

   (iii) discussed the past and current operations, financial condition and prospects of the Company with senior management of the Company;

    (iv) reviewed the reported prices and trading activity of the Company Common Stock;

    (v) compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies;

    (vi) reviewed publicly available information regarding the financial terms of certain recent business combination transactions in the financial services industry specifically and other industries generally which were comparable, in whole or in part, to the Acquisition;

   (vii) participated in certain discussions among representatives of each of the Parent and the Company;

  (viii) reviewed the Agreement; and

    (ix) performed such other analyses as we have deemed appropriate.

    We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    We were retained by the Company solely to render an opinion as to the fairness from a financial point of view of the consideration to be received by the holders of Company Common Stock from Parent in the Acquisition. We were not engaged to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company. We will receive a fee for our services, a portion of which is payable upon the delivery of this opinion. In the past, we have provided other financial advisory services to the Company and have received fees for rendering these services.

    This letter is provided solely for the information of the Board of Directors of the Company in connection with its consideration of the Acquisition and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purposes without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender any shares of Company Common Stock in the Offer or how any such holder should vote on the Merger.

    Based on, and subject to, the foregoing and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Acquisition is fair from a financial point of view to the holders of Company Common Stock.

                                          Very truly yours,

                                          PETER J. SOLOMON COMPANY LIMITED

                                          [LOGO]

                                 EXHIBIT INDEX

      EXHIBIT NO.                                                  DESCRIPTION
      -----------            ---------------------------------------------------------------------------------------
      (a)(1)                 Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) to Purchaser's Tender
                             Offer Statement on Schedule TO.

      (a)(2)                 Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to Purchaser's
                             Tender Offer Statement on Schedule TO.

      (a)(3)                 Joint Press Release of Fimalac, S.A. and Duff & Phelps Credit Rating Co. issued March
                             7, 2000, incorporated by reference to Exhibit (a)(1)(H) to Purchaser's Tender Offer
                             Statement on Schedule TO.

      (a)(4)                 Letter to Stockholders of Duff & Phelps Credit Rating Co., dated March 15, 2000.

      (a)(5)                 Form of Summary Advertisement, incorporated by reference to Exhibit (a)(1)(G) to
                             Purchaser's Tender Offer Statement on Schedule TO.

      (a)(6)                 Fairness Opinion of Peter J. Solomon Company Limited, dated March 6, 2000, attached hereto as Annex B.

      (e)(1)                 Confidentiality Agreement, dated January 25, 2000, between Fimalac, S.A. and Duff &
                             Phelps Credit Rating Co.

      (e)(2)                 Exclusivity Letter, dated February 29, 2000, from Duff & Phelps Credit Rating Co.

      (e)(3)                 Agreement and Plan of Merger dated as of March 6, 2000 among Fimalac, S.A., Fimalac,
                             Inc., FSA Acquisition Corp. and Duff & Phelps Credit Rating Co., incorporated by reference to Exhibit (d)(1) to Purchaser's Tender Offer Statement on Schedule TO.

      (e)(4)                 Form of Severance Protection Agreement between Duff & Phelps Credit Rating Co. and its executive officers, incorporated by reference to Exhibit 10.8 to Duff & Phelps Credit
                             Rating Co.'s registration statement on Form 10, as amended.

      (e)(5)                 Duff & Phelps Credit Rating Co. 1994 Long-Term Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to Duff & Phelps Credit Rating Co.'s registration statement on Form 10, as amended.

      (g)                    None.